VIA EDGAR

September 27, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Benjamin Holt

Isabel Rivera

Re:	AgiiPlus Inc. (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-267461)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Partners LLC, as the underwriter, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL PARTNERS LLC

as the representative

By:	/s/ Brian Herman
	Name:	Brian Herman
	Title:	Senior Managing Director